FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433

Registration Statement No. 333-180779-21

November 25, 2015

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (File Number 333-180779) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 or by e-mail to prospectus@ms.com.

This free writing prospectus does not contain all information that is required to be included in the prospectus and the prospectus supplement.

______________________

IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS

Any legends, disclaimers or other notices that may appear at the bottom of, or attached to, the email communication to which this material may have been attached are not applicable to these materials and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another email system.

$702,362,000 (Approximate)

Morgan Stanley Capital I Trust 2015-UBS8
as Issuing Entity

Morgan Stanley Capital I Inc.

as Depositor

UBS Real Estate Securities Inc.

Bank of America, National Association

Morgan Stanley Mortgage Capital Holdings LLC

as Sponsors and Mortgage Loan Sellers

COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2015-UBS8

This free writing prospectus relates to Morgan Stanley Capital I Inc.’s offering of Classes A-1, A-2, A-SB, A-3, A-4, X-A, A-S, B and C of its Series 2015-UBS8 Commercial Mortgage Pass-Through Certificates updates or adds the following information as it relates to (i) the free writing prospectus, dated November 18, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-002017 (the “Free Writing Prospectus”; capitalized terms not defined herein are used as defined in the Free Writing Prospectus) and (ii) the free writing prospectus also designated as the “Structural and Collateral Term Sheet”, dated November 18, 2015 and filed with the Securities and Exchange Commission under accession number 0001539497-15-002008 (the “Term Sheet”):

Structural and Collateral Updates

•	The approximate initial Certificate Principal Balance of the Class A-3 Certificates will be $190,000,000 and the expected weighted average life of the Class A-3 Certificates will be 9.75 years.
•	The approximate initial Certificate Principal Balance of the Class A-4 Certificates will be $283,000,000.
•	The table below indicates the percentage of the initial Certificate Principal Balance of the Class A-3 Certificates at each of the dates shown and the corresponding weighted average life of such Class of Offered Certificates, if the Mortgage Pool were to prepay at the indicated levels of CPR. The table below has also been prepared generally on the basis of the Structuring Assumptions set forth in the Free Writing Prospectus.

Initial Certificate Principal Balance Outstanding for the Class A-3 Certificates at the Respective Percentages of CPR
Distribution Date	0%	25%	50%	75%	100%
Closing Date	100%	100%	100%	100%	100%
December 2016	100%	100%	100%	100%	100%
December 2017	100%	100%	100%	100%	100%
December 2018	100%	100%	100%	100%	100%
December 2019	100%	100%	100%	100%	100%
December 2020	100%	100%	100%	100%	100%
December 2021	100%	100%	100%	100%	100%
December 2022	100%	100%	100%	100%	100%
December 2023	100%	100%	100%	100%	100%
December 2024	100%	100%	100%	100%	100%
December 2025 and thereafter	0%	0%	0%	0%	0%
Weighted average life (years)	9.75	9.70	9.64	9.58	9.42

•	With respect to the mortgaged property identified on Appendix I to the Free Writing Prospectus as Camino Village, securing a mortgage loan representing approximately 8.3% of the Initial Pool Balance, the paragraph on page S-60 of the Free Writing Prospectus is updated to replace the phrase “the related borrower obtained an environmental insurance policy from Steadfast Insurance Company (Zurich of North America) in the amount of $2,000,000 in the aggregate and per claim with a $50,000 deductible, and a policy coverage period that extends through the maturity date of such mortgage loan and contains an optional extended reporting period of thirty-six (36) months” with the following: “the related borrower obtained a pollution and remediation legal liability policy from Indian Harbor Insurance Co in the amount of $2,000,000 in the aggregate and per claim with a $50,000 deductible, and a policy coverage period that extends through the maturity date of such mortgage loan and contains an optional extended reporting period of thirty-six (36) months.”
•	With respect to the mortgaged property identified on Appendix I to the Free Writing Prospectus as Meridian Office Complex, securing a mortgage loan representing approximately 6.5% of the Initial Pool Balance, the section entitled “Escrows and Reserves” on page 58 of the Term Sheet and page III-34 of Appendix III to the Free Writing Prospectus is updated to add the phrase “when also summing the amount included in the rollover reserve” after the following: “the balance of the occupancy reserve funds is equal to or exceeds $7,300,000.”
•	With respect to the mortgaged property identified on Appendix I to the Free Writing Prospectus as Mall de las Aguilas, securing a mortgage loan representing approximately 3.1% of the Initial Pool Balance, the Free Writing Prospectus and the Term Sheet are updated by adding language to the following effect: (i) to the section of the Free Writing Prospectus entitled “Risk Factors—Risks Related to the Mortgage Loans—Debt Service Coverage Ratio and Net Cash Flow Information is Based on Numerous Assumptions” on page S-69, among the bullet points in such section; (ii) to Appendix I to the Free Writing Prospectus, in a new footnote “(7)”; and (iii) to the table entitled “Underwriting and Financial Information” on page 73 of the Term Sheet and page III-49 of Appendix III to the Free Writing Prospectus, in a new footnote “(2)” after the title of the table:

“The sixth largest tenant, Burkes Outlet Stores, has notified the borrower of its intention to terminate its lease, effective March 11, 2016. Without giving effect to the Burkes Outlet Stores lease, the physical occupancy rate would be 84.9%, the Underwritten NOI

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would be $3,195,263, the Underwritten NCF would be $2,932,197, the NOI DSCR (P&I) would be 2.23x, the NOI DSCR (IO) would be 3.14x, the NCF DSCR (P&I) would be 2.04x, the NCF DSCR (IO) would be 2.88x, NOI Debt Yield would be 12.8%, and the NCF Debt Yield would be 11.7%. The borrower has notified the mortgage loan seller that there is a letter of intent out to Forever 21 for its signature, with respect to a lease of the premises that will be vacated by Burkes Outlets Stores. There can be no assurance that the letter of intent will be signed or that the space leased to Burkes Outlet Stores will be relet.”

•	With respect to the portfolio of mortgaged properties identified on Appendix I to the Free Writing Prospectus as Action Properties Portfolio, securing a mortgage loan representing approximately 2.8% of the Initial Pool Balance, the section entitled “Lockbox and Cash Management” on pages 102 - 103 of the Term Sheet and pages III-78 - III-79 of Appendix III to the Free Writing Prospectus is updated to replace the phrase “(vi) any tenant, guarantor, or replacement that together with its affiliates, leases space comprising either (a) greater than 15% of the total rentable SF or (b) 15% or more of the total in-place base rent” with the following: “(vi) any tenant, guarantor, or replacement that together with its affiliates, leases space comprising either (a) greater than 15% of the total rentable SF at the relevant individual property or (b) 15% or more of the total in-place base rent from such individual property.”
•	With respect to the mortgaged property identified on Appendix I to the Free Writing Prospectus as Florida Keys Outlet Center, securing a mortgage loan representing approximately 2.1% of the Initial Pool Balance, the Free Writing Prospectus and the Term Sheet are updated with language to the following effect: (i) added to the section of the Free Writing Prospectus entitled “Risk Factors—Risks Related to the Mortgage Loans—Debt Service Coverage Ratio and Net Cash Flow Information is Based on Numerous Assumptions” on page S-69, among the bullet points in such section; (ii) added to the table entitled “Underwriting and Financial Information” on page 114 of the Term Sheet and page III-90 of Appendix III to the Free Writing Prospectus, in a new footnote “(2)” after “Most Recent Occupancy”; (iii) replacing current footnote “(6)” in the table entitled “Tenant Summary” on page 115 of the Term Sheet and page III-91 of Appendix III to the Free Writing Prospectus; and (iv) added to the table entitled “Competitive Property Summary” on page 116 of the Term Sheet and page III-92 of Appendix III to the Free Writing Prospectus, to the current footnote “(1)” after “Information is based on the underwritten rent roll.”:

“The total occupancy includes approximately 8,440 square feet recently leased to Under Armour Clearance as occupied space. Under Armour Clearance is not yet in occupancy, but is expected to begin paying rent as of June 1, 2016.”

•	With respect to the portfolio of mortgaged properties identified on Appendix I to the Free Writing Prospectus as Cape May Hotels, securing a mortgage loan representing approximately 2.0% of the Initial Pool Balance, the table entitled “Underwriting and Financial Information” on page 120 of the Term Sheet and page III-96 of Appendix III to the Free Writing Prospectus is updated to replace the “Appraised Value (as of)” of “$44,600,000 (5/4/2015)” with “$46,600,000 (5/4/2015).”

General

USE OF PROCEEDS

We will apply the net proceeds of the offering of the Offered Certificates towards the simultaneous purchase of the mortgage loans from the mortgage loan sellers and to the payment of expenses in connection with the issuance of the Offered Certificates.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have entered into an Underwriting Agreement, dated as of the date of the prospectus supplement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC and Drexel Hamilton, LLC (collectively, the “Underwriters”). Subject to the terms and conditions set forth in the Underwriting Agreement, we have agreed to sell to each Underwriter, and each

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Underwriter has agreed severally to purchase from us, the respective aggregate Certificate Principal Balance or Notional Amount of each class of Offered Certificates presented below.

Underwriters	Class A-1	Class A-2	Class A-SB	Class A-3	Class A-4
Morgan Stanley & Co. LLC	$	$	$	$	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$	$
UBS Securities LLC	$	$	$	$	$
Drexel Hamilton, LLC	$	$	$	$	$
Total	$	$	$	$	$

Underwriters	Class X-A	Class A-S	Class B	Class C
Morgan Stanley & Co. LLC	$	$	$	$
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$	$	$	$
UBS Securities LLC	$	$	$	$
Drexel Hamilton, LLC	$	$	$	$
Total	$	$	$	$

Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC will act as co-lead managers and co-bookrunners with respect to the Offered Certificates in the following manner: UBS Securities LLC is acting as sole bookrunner with respect to 73.2% of each Class of the Offered Certificates, Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as sole bookrunner with respect to 18.5% of each Class of the Offered Certificates and Morgan Stanley & Co. LLC is acting as sole bookrunner with respect to 8.3% of each Class of the Offered Certificates. Drexel Hamilton, LLC will act as co-manager with respect to the Offered Certificates.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to conditions precedent, and that the Underwriters severally will be obligated to purchase all of the Offered Certificates if any are purchased. In the event of a default by an Underwriter, the Underwriting Agreement provides that the purchase commitment of the non-defaulting Underwriters may be increased. The depositor expects to receive from this offering approximately $                      , plus accrued interest from December 1, 2015, before deducting expenses of the offering.

The Underwriters have advised us that they will propose to offer the Offered Certificates from time to time for sale in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale. The Underwriters may effect such transactions by selling such classes of Offered Certificates to or through dealers and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriters and any purchasers of such classes of Offered Certificates for whom they may act as agent.

One or more affiliates of the Underwriters have entered into and may, in the future, enter into other financing arrangements with affiliates of some or all of the borrowers. Affiliates of the Underwriters, including Morgan Stanley Mortgage Capital Holdings LLC, Bank of America, National Association and UBS Real Estate Securities Inc., engage in, and intend to continue to engage in, the acquisition, development, operation, financing and disposition of real estate-related assets in the ordinary course of their business, and are not prohibited in any way from engaging in business activities similar to or competitive with those of the borrowers. See “Risk Factors—Risks Related to Conflicts of Interest” in the Free Writing Prospectus.

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Each Underwriter has represented and agreed, that:

(a)       in the United Kingdom, it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Offered Certificates in circumstances in which Section 21(1) of the FSMA does not apply to the Issuing Entity or the depositor; and

(b)       it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Certificates in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the EU Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that, with effect from and including the date on which the EU Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public in that Relevant Member State other than:

(a)       to any legal entity which is a “qualified investor” as defined in the EU Prospectus Directive;

(b)       to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by the depositor for any such offer; or

(c)       in any other circumstances falling within article 3(2) of the EU Prospectus Directive;

provided, that no such offer of the Offered Certificates above shall require the Issuing Entity, the depositor or any Underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of the prior paragraph, (1) the expression an “offer of the Offered Certificates which are the subject of the offering contemplated by the prospectus supplement to the public” in relation to any Offered Certificate in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Certificates to be offered so as to enable an investor to decide to purchase or subscribe to the Offered Certificates, as the same may be varied in that Relevant Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State and (2) the expression “EU Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.

Each Underwriter has agreed that it will not offer or sell any Offered Certificates, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person, or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws and regulations. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws and regulations of Japan.

In connection with the offering, the Underwriters may purchase and sell the Offered Certificates in the open market. These transactions may include purchases to cover short positions created by an Underwriter in connection with the offering. Short positions created by an Underwriter involve the sale by the Underwriter of a greater number of Offered Certificates than it is required to purchase from the depositor in the offering. An Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the securities sold in the offering may be reclaimed by the Underwriter if the Offered Certificates are repurchased by the Underwriter in covering transactions. These activities may maintain or otherwise affect the market price of the Offered Certificates, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

The Offered Certificates are offered by the Underwriters when, as and if issued by the Issuing Entity and delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the Offered Certificates will be made in book-entry form through the facilities of DTC against payment therefor on or about December        , 2015, which is the                            business day following the first date of pricing of the Offered Certificates.

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Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three (3) business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Offered Certificates in the secondary market prior to such delivery should specify a longer settlement cycle, or should refrain from specifying a shorter settlement cycle, to the extent that failing to do so would result in a settlement date that is earlier than the date of delivery of such Offered Certificates.

The Underwriters and any dealers that participate with the Underwriters in the distribution of the Offered Certificates may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of such classes of Offered Certificates by them may be deemed to be underwriting discounts or commissions, under the Securities Act of 1933, as amended.

We and the sponsors have agreed to indemnify the Underwriters against civil liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect of such liabilities.

One or more of the Underwriters currently intend to make a secondary market in the Offered Certificates, but they are not obligated to do so, and any market making effort may be discontinued at any time.

Morgan Stanley & Co. LLC, an Underwriter, is an affiliate of Morgan Stanley Capital I Inc., the depositor, Morgan Stanley Mortgage Capital Holdings LLC, a sponsor and a mortgage loan seller, and Morgan Stanley Bank, N.A., an originator. Merrill Lynch, Pierce, Fenner & Smith Incorporated, an Underwriter, is an affiliate of Bank of America, National Association, a mortgage loan seller, an originator and a sponsor. In addition, Bank of America, National Association is the initial holder of a portion of each of the Ellenton Premium Outlets Serviced Companion Loan, the Grove City Premium Outlets Companion Loan and the Gulfport Premium Outlets Companion Loan (however, Bank of America, National Association is not the originator of any such companion loan). UBS Securities LLC, an Underwriter, is an affiliate of UBS Real Estate Securities Inc., a mortgage loan seller, an originator, a sponsor and the initial holder of the 525 Seventh Avenue Serviced Companion Loan and a portion of each of the Ellenton Premium Outlets Serviced Companion Loan, the Grove City Premium Outlets Companion Loan and the Gulfport Premium Outlets Companion Loan.

A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) are intended to be directed to affiliates of Morgan Stanley & Co. LLC, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering, and UBS Securities LLC, one of the Underwriters and one of the co-lead managers and co-bookrunners for this offering. That flow of funds will occur by means of the collective effect of the payment by the Underwriters to the depositor of the purchase price for the Offered Certificates and (i) the payment by the depositor to Morgan Stanley Mortgage Capital Holdings LLC (an affiliate of Morgan Stanley & Co. LLC), in its capacity as a mortgage loan seller, of the purchase price for the MSMCH Mortgage Loans, (ii) the payment by the depositor to Bank of America, National Association (an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated), in its capacity as a mortgage loan seller, of the purchase price for the Bank of America Mortgage Loans and (iii) the payment by the depositor to UBS Real Estate Securities Inc. (an affiliate of UBS Securities LLC), in its capacity as a mortgage loan seller, of the purchase price for the UBSRES Mortgage Loans. As a result of the circumstances described above, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC have a “conflict of interest” within the meaning of Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc. In addition, other circumstances exist that result in the Underwriters or their affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a “conflict of interest” within the meaning of such Rule 5121. See “Risk Factors—Risks Related to Conflicts of Interest—Conflicts of Interest of the Underwriters” in the Free Writing Prospectus.

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This free writing prospectus is not an offer to sell or a solicitation of an offer to buy the Offered Certificates in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Offered Certificates, supersedes any conflicting information contained in the Free Writing Prospectus, the Term Sheet and any other prior similar materials relating to the Offered Certificates.

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The information in this free writing prospectus may be amended or supplemented. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Offered Certificates referred to in the Free Writing Prospectus and to solicit an offer to purchase the Offered Certificates, when, as and if issued. Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Offered Certificates until the underwriters have accepted your offer to purchase Offered Certificates. Any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Offered Certificates or determined if this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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